Ezra Beyman

Reliance Global Group, Inc.

December 18, 2020

December 18, 2020

Ezra Beyman

Chief Executive Officer

Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

Re:	Reliance Global Group, Inc.
Amendment No. 1 to
Registration Statement on Form S-1 Filed December 4, 2020
File No. 333-249381

Dear Mr. Beyman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

Amendment No. 1 to Form S-1, filed December 4, 2020

Prospectus Summary

Our Business, page 1

1.	We note your response to our prior comment 1 and reissue in part. We note the disclosure that Reliance Holdings might facilitate an acquisition by acquiring the asset, acting as a placeholder and ultimately transferring it to you. Please clarify that your company will ultimately pay the consideration for the asset, if true, or advise.

Ezra Beyman

Reliance Global Group, Inc.

December 18, 2020

We have revised page 1 to state the following:

Long term, we seek to conduct all transactions and acquisitions through the direct operations of the Company. However, in some instances, Reliance Holdings could act as a placeholder to facilitate the acquisition process, whereby Reliance Holdings will acquire the prospective asset and ultimately transfer it to the Company at a later date. This would be necessary for example in the case of a material acquisition that would require an audit. Reliance Holdings would acquire the asset and hold it as the audit is in process and transfer it to the Company upon successful completion of the audit. However, the Reliance Holdings will ultimately, upon successful completion of the audit, transfer the asset to the Company and the Company will pay for the consideration of the asset.

Risk Factors

Risks Related to Our Business

If we fail to comply with the covenants contained in certain of our agreements, our liquidity, results of operations and financial condition, page 11

2.	We note your response to comment 13. Please expand your disclosure to discuss the event(s) that gave rise to the covenant waiver on June 30, 2020 and identify the covenant that was waived.

The Company revised page 11 to state the following:

The Senior Funded Debt to EBIDTA ratio stated in the covenant “shall be no greater than 4.0 to 1.0”. As of June 30, 2020, the ratio was 4.97 with the Company thereby, defaulting on the covenant. As of June 30, 2020, the Company obtained a covenant waiver in order to continue to be in compliance with the financial covenants and other limitations contained in each of these agreements. However, failure to comply with material provisions of our covenants in these agreements or other credit or similar agreements to which we may become a party could result in a default, rendering them unavailable to us and causing a material adverse effect on our liquidity, results of operations and financial condition. In the event of certain defaults, the lenders thereunder would not be required to lend any additional amounts to us and could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable. If the indebtedness under these agreements or our other indebtedness, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Use of Proceeds, page 23

3.	We note your response to comment 15 that the acquisition that was referenced in your Summary section is not reasonably likely to close; however, you have not revised disclosure at page 27 stating that you plan to use some of the proceeds for acquisitions, in addition to other funds. Please revise to identify this anticipated use of proceeds here, if applicable, or revise the two sections for consistency. Refer to Item 504 of Regulation S- K.

The Company revised page 23 to remove references of using the proceeds for acquisitions as follows:

The Company intends to raise approximately $10,000,000 over the course of an initial and follow up raise which will not only enable it to meet Nasdaq shareholder equity requirements but will provide working capital for at least six (6) months thereafter.

Dilution, page 25

4.	We note the changes made in response to comment 16. Please revise to add a column reflecting the total consideration paid for each issuance.

The Company revised page 25 to include the following

Date	Number of Shares	Price Per Share	Total Consideration Paid
9/17/2019	3,400,238	$0.17	$578,040
9/17/2019	8,500,594	$0.17	$1,445,101
2/10/2020	4,000,000	$0.25	$1,000,000
9/11/2020	1,333,334	$0.075	$100,000
9/2/2020	1,333,334	$0.075	$100,000
8/18/2020	1,538,000	$0.13	$200,000
9/3/2020	1,875,000	$0.16	$300,000

Ezra Beyman

Reliance Global Group, Inc. December 18, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business

Insurance Operations, page 27

5.	We note the revisions you made at the bottom of page 27 in response to comment 18 reflecting the geographic scope of your operations and the products you offer. However, please further revise to explain your principal products and services, the markets you serve within the insurance sector, and your distribution methods are. Please also revise to provide additional detail. Refer to Item 101(h)(b) of Regulation S-K.

We have added the following to page 27:

Within our agencies located in Michigan we currently write insurance products for under 65 individual health, over 65 Medicare products, group health insurance and other ancillary products. These products are primarily offered to Michigan residents.

In New Jersey and New York, we offer property and casualty insurance specializing in commercial transportation and trucking insurance. The population services with these products are primarily located in NY and NJ.

In Montana our agency offers individual health for under 65 population, over 65 Medicare products, group health insurance and other ancillary products. The primary focus of SWMIC is in the group health sector. These products are primarily offered to residents of Montana.

FIS offers insurance products to residents of Michigan, Ohio and Indiana. On the P&C side they offer a variety of personal and commercial products such as home and auto insurance. On the health side they primarily focus on group health as well as Medicare products in addition to under 65 individual health and over 65 Medicare products.

Reliance Global Group, Inc.

Notes to condensed financial information (Unaudited) Note 4. Investment in NSURE, Inc., page F-56

6.	We note disclosure that on September 21, 2020 you purchased the domain 5minuteinsure.com, which utilizes artificial intelligence and data mining to provide competitive insurance quotes within five minutes, with minimal data input. Please revise your filing to clearly disclose whether you purchased only the domain name or a pre- existing, fully operating website, a business, etc. Please revise MD&A to provide additional material details regarding this transaction including the purchase price, how this acquisition is expected to impact current and future financial results, how this acquisition impacts your strategy related to your investment in Nsure, and any other relevant information.

We have modified page F-56 to state the following:

On September 21, 2020, the Company purchased the domain 5minuteinsure.com. The domain was not in existence prior to the Company’s purchase. The Company is in the process of building out the website 5minuteinsure.com which it intends for it to ultimately utilize artificial intelligence and data mining, to provide competitive insurance quotes within 5 minutes, with minimal data input. This project is still at the initiation phase. In conjunction with this initiative, on October 8, 2020, the Company modified its agreement with NSURE, which also utilizes artificial intelligence and data mining to provide competitive insurance quotes, by replacing its original agreement whereas the Company can invest, with the use of proceeds from an offering, an additional $1,350,000 by December 20, 2020 at $6.457 per share for an additional 209,075 shares of Class A common stock as well as an additional $3,000,000 investment no later than March 31, 2021 at $9.224 per share for an additional 325,239 shares of Class A common stock.

Ezra Beyman Reliance

Global Group, Inc.

December 18, 2020

Note 6. Goodwill and Other Intangible Assets, page F-57

7.	Please refer to comment 28. We note your response and revised disclosures that beginning in January 2020 you began to consolidate your insurance operations to streamline management of operations and achieve operational efficiencies, which has resulted in closing certain offices and transferring several policy holders to other entities. As a result, you assert that you have lost the ability to discretely report meaningful results for your legal entities and therefore aggregate your insurance agencies as they are all economically similar and can be expected to have essentially the same prospects. We also note your disclosure on page F-57 that beginning with the October 1, 2020 impairment test, you will test for impairment at the insurance agency level. Additionally, we note that you have goodwill totaling $9.3 million as of September 30, 2020, representing 51% of total assets and have realized losses since the recapitalization and common control transactions in 2018.

●	Please revise to clarify what “at the insurance agency level” means in your goodwill impairment disclosure. For example, disclose whether you test for impairment at each individual insurance agency or only at the consolidated level. We will revise the last sentence of the first paragraph to read as follows; “Accordingly, beginning with the October 1,2020 impairment test, the Company’s only reporting unit will be at the combined insurance agency business level. As such, we will test for impairment only at the combined insurance agency business level.
●	Please provide us with a summary of your goodwill impairment analysis as of October 1, 2020 in accordance with ASC 350-20-35.

Our quantitative Impairment analysis is in process. In the meantime, we have completed a qualitative analysis which we have attached to this response.

●	For each reporting unit that is at risk of failing step one of the impairment test please revise MD&A to disclose the following information:

We believe, as evidenced by our qualitative analysis, we are not at risk of failing step one of the impairment test. Additionally, our impairment test in 2019 did not include the 2019 acquisitions as we had not held them for a least one year. Therefore, we have not updated the Company’s MD&A with the below requested information. The below responses have been taken from our 2019 Goodwill Impairment test. However, our 2020 quantitative analysis will include similar information to address the below items.

○	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

The fair value of the insurance agency business exceeds the carrying value of the reporting unit by 29%

○	The amount of goodwill allocated to the reporting unit; The goodwill reported by the Insurance Agency reporting unit was $1,111,758 as of December 31, 2019.
○	A description of the methods and key assumptions used and how the key assumptions were determined;

Ezra Beyman Reliance

Global Group, Inc.

December 18, 2020

The Fair Value of the Reporting unit was estimated by using a market approach (multiples of sales and EBITDA) and an income approach (Discounted cash flows). The three calculations were weighted evenly and average to estimate the fair value of the reporting unit. The multiples used were based median Peer comparison analysis for Insurance (Genera) The multiple of sales used was .91 and the multiple of EBITDA was 14.41 Cash flows were estimated by the company. A discount rate of 23.13% was applied to the debt free cash flow. The discount rate was calculated using the Capital Asset Pricing Model. The Terminal value was calculated using a 5.1% growth rate which was derived from industry medians. The only uncertainty is the inherent uncertainty in forecasting future cash flows. This uncertainty is mitigated by the maturity of the industry, the relatively small size of the Company. All of the assumptions used to estimate the fair value were based on historical facts or observable market multiples.

○	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

The only uncertainty is the inherent uncertainty in forecasting future cash flows. This uncertainty is mitigated by the maturity of the industry, the relatively small size of the Company. All of the assumptions used to estimate the fair value were based on historical facts or observable market multiples.

○	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

A significant downturn in the insurance business would negatively impact the key assumptions as it would reduce interest in acquirers buying smaller agencies to grow their businesses which may have negative impact on multiples.

Ezra Beyman Reliance

Global Group, Inc.

December 18, 2020

You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance Office of Finance
cc:	Jolie Kahn, Esq.

Reliance Global Group

Goodwill Impairment Qualitative Analysis

October 1, 2020

Background

Reliance Global Group, Inc (“Reliance or the “Company”) operates various insurance agencies in states across the US. Our focus is to grow the Company by organic growth, and, where and when opportunities which are economically feasible are presented, pursuing an aggressive acquisition strategy, initially and primarily focused upon wholesale and retail insurance agencies. The Company’s products offered span across a variety of states. We offer many products in the health industry including but not limited to Medicaid, Medicare, Medigap, and dental at both the individual and where available at the group level. Additionally, we have standard Personal and Commercial lines as well as a niche option for the commercial transportation industry. Our agencies are currently located in New York, New Jersey, Michigan, Ohio and Montana.

Reliance acquired 3 agencies in 2018 three agencies in 2019 and one agency in the third quarter of 2020. As a result of these Acquisitions the company has recognized goodwill of $9,265,070 as of September 30, 2020.

According to Accounting Standards Codification (“ASC”) paragraph 350-20-35-1: Goodwill shall not be amortized, instead goodwill shall be tested for impairment at the reporting unit level. The Company’s annual test for goodwill is as of October 1. In Accordance with ASC 350-35-3A, Reliance assessed qualitative factors to determine whether it is morel likely that the fair value of its Insurance business is less than its carrying value.

The goodwill arose from the acquisitions mentioned above and the Company operates through various legal entities. The entire Insurance business is managed by a single executive and allocations of corporate resources are based on the performance of the combined insurance business. Therefore, the Company considers the combined insurance busines to be a single reporting unit.

The Company calculated the carrying value of its insurance business reporting unit to be approximately $4.0 million as of October 1, 2020. For the nine months ended September 30, 2020 the insurance business reporting unit Earnings Before Interest, Taxes, Depreciation and Amortization was approximately $1.45 million.

Conclusion

The Company considered the macro economic conditions, Industry and Market conditions, and Company specific factors. After assessing the totality of events and circumstances the Company determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount.

Macro-economic considerations

Following a steep decline in early 2020, the world economy rode a rebound that began in May and remains on track to surpass prepandemic GDP levels by the end of 2020 setting the state for strong post recovery growth in 2021. Consensus projected economic growth for the United States is 3.8% with Morgan Stanley projecting 5.9% (Morgan Stanley, 2020)

Despite the economic decline in early 2020 the outlook for the United States economy is positive, Therefore the Company does not consider, macro-economic conditions to be an indicator of impairment.

Reliance Global Group

Goodwill Impairment Qualitative Analysis

October 1, 2020

Industry Considerations

According to industry sources, while M&A activity in the insurance agency sector has slowed in 2020, demand for targets may be rebounding after a temporary lull. For instance Arthur J. Gallagher &Co. Chairman, President and CEO J. Patrick Gallagher, stated during a July 30, 2020 conference call that Gallagher’s pipeline consisted of 40 term sheets representing around $300 million in annual revenue. Days earlier, Brown and Brown Inc. President and CEO J. Powel Browne reported “The Multiples [to a Target’s EBDITA] are similar what they were being paid in the first quarter or even the last quarter of last year. (Zawacki, 2020)Additionally, in an AM Best, December 07, 2020 Market Segment Report, they note “the health insurance industry recorded significantly higher than expected earnings through the first nine months of 2020, growing substantially from the same period in 2019”. They expect the industry to be well prepared for 2021.

In a recent presentation OakStreet Funding Merger and Acquisition services managing Director reported that EBITDA multiples for independent agencies ranged from a low 7X to as much as 13X.

Assuming a 5X multiple, and the Insurance Agency reporting unit’s first nine months 2020 EBITDA of $1.45 million the estimated Fair Value of the Company’s Insurance reporting unit is $7.25 million which is well in excess of the $4.0 million carrying value of the reporting unit.

There are not any industry considerations which indicate that the Goodwill reported by Reliance is impaired.

Company Specific Considerations

As noted in the previous section, Reliance’s Insurance Agency reporting Unit, has generated positive EBITDA though nine months of 2020 in the amount of approximately $1,450,000. The Company expects this trend to continue in the fourth quarter and into 2021. The open enrollment season takes place in the fourth quarter of each year for health insurance. The Company had a strong open enrollment season in 2019 and the 2020 open enrollment season is expected to be even stronger as the Company’s agencies have signed-up new large groups as health insurance customers. Specifically, in Ohio, our agencies have already renewed over $7,000,000 in employee benefits premium and wrote an additional $500,000 in New group premium without losing any groups. Additionally, the Medicare and Under 65 individual plans have outpaced 2019 in both new and renewal policies. Additionally, in Michigan the Agency wrote over 4,000 new open enrollment policies through Priority Health, our largest carrier. Since acquiring its agencies, the Company has not lost any key producers or managers at these agencies therefore the Company expect the Agency business to continue to perform well. Finally, the Company’s plans to streamline operations will further enhance the performance of the insurance agency reporting unit

There are not any company specific considerations that indicate that the goodwill reported by reliance is impaired.